FIFTH SUPPLEMENTAL INDENTURE (this “Fifth Supplemental Indenture”), dated as of August 9, 2007, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), Portorosa Marine Corp, a Marshall Islands corporation (the “Guaranteeing Subsidiary”) and an indirect subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A. (or its permitted successor) as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9½% Senior Notes due 2014 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Fifth Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

4. NEW YORK LAW TO GOVERN. THIS FIFTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5. COUNTERPARTS. The parties may sign any number of copies of this Fifth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fifth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed and attested, all as of the date first above written.

PORTOROSA MARINE CORP

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

NOSTOS SHIPMANAGEMENT CORP.

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Secretary / Director

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President, Legal

WHITE NARCISSUS MARINE S.A., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Vice President

KLEIMAR N.V., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAV HOLDINGS LIMITED, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAVIOS CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ANEMOS MARITIME HOLDINGS INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAVIOS SHIPMANAGEMENT INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

AEGEAN SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

LIBRA SHIPPING ENTERPRISES CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ALEGRIA SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

FELICITY SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

GEMINI SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ARC SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

GALAXY SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

MAGELLAN SHIPPING CORPORATION, as a Guarantor

By:	Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

IONIAN SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

APOLLON SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HERAKLES SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

ACHILLES SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

KYPROS SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HIOS SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

MERIDIAN SHIPPING ENTERPRISES INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

MERCATOR SHIPPING CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HORIZON SHIPPING ENTERPRISES CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HYPERION ENTERPRISES INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

STAR MARITIME ENTERPRISES CORPORATION, as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAVIMAX CORPORATION, as a Guarantor

By:	/s/ Shunji Sasada
	Name:	Shunji Sasada
	Title:	President

NAVIOS HANDYBULK INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

NAVIOS INTERNATIONAL INC., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Director and Authorized Officer

HESTIA SHIPPING LTD., as a Guarantor

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Officer

WELLS FARGO BANK, N.A., as Trustee

By:	/s/ Jane Schweiger
Authorized Signatory